UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 4

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ALTABANCORP

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

712706209

(CUSIP Number)

Dale O. Gunther	Blaine C. Gunther
856 East 700 North	75 East 1010 North
American Fork, UT 84003	American Fork, UT 84003
(801) 592-1826	(801) 234-9620

The address for all other Reporting Persons is:

Marcus J. Williams

Buchalter APC

1000 Wilshire Blvd., Suite 1500

Los Angeles, CA 90017

(213) 891-5088

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

January 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Explanatory Note: This Amendment No. 3 (“Amendment”) to the beneficial ownership report on Schedule 13D filed by the Reporting Persons on June 10, 2020 (“Schedule 13D”) amends and supplements certain information set forth in the Schedule 13D. The Schedule 13D has previously been amended by Amendment No. 1 (July 22, 2020), Amendment No. 2 (January 14, 2021), and Amendment No. 3 (January 15, 2021). References herein to the Schedule 13D describe the initial filing as so amended. The Schedule 13D relates to shares of common stock of Altabancorp, a Utah corporation and a registered bank holding company, beneficially owned by the Reporting Persons identified in the Schedule 13D. Except as set forth herein, this Amendment does not modify any information previously set forth in the Schedule 13D. Capitalized terms used herein and not defined have the meanings assigned thereto in the Schedule 13D.

The purpose of this Amendment is to disclose certain recent developments identified in Item 4. The information herein is also being filed contemporaneously as definitive additional proxy soliciting materials (non-management) for reasons further described herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended in its entirety to read as follows.

On January 27, 2021, Dale O. Gunther and Blaine C. Gunther, in their capacity as the designated representatives of the collective Reporting Persons, sent to the Board a letter in the form of Exhibit 99.5, responding to a press release issued by the registrant on January 19, 2021 (“Defensive Release”), filed as an exhibit to a Current Report on Form 8-K filed by the registrant on that same date. The text of the Reporting Persons’ January 27, 2021, letter is incorporated herein by reference. The Defensive Release postures itself as a response to previous attempts by the Reporting Persons to communicate to the registrant’s board of directors certain matters of concern to the Reporting Persons and, to the knowledge and belief of the Reporting Persons, to other shareholders of the Registrant.

The Reporting Persons’ January 27, 2021, letter is intended to identify a number of unanswered questions and to seek clarification of certain statements in the Defensive Release that the Reporting Persons believe may be misleading or inaccurate. Among those, the Defensive Release contains the following quotation:

“Members of our Board have had several meetings with the Gunther representatives since their original Schedule 13D filing in an attempt to ascertain the Gunther Family 13D Group’s specific areas of concern with the Company’s strategic plan. Our Board remains open to continuing those discussions with the Gunther representatives.”

Filed herewith as Exhibit 99.6 is a letter from Dale O. Gunther, and Blaine C. Gunther, the designated representatives of the Reporting Persons, to the registrant’s board of directors dated October 6, 2020, in which Mr. Gunther specifically requested a meeting with the full board of directors and offered, as a part of the agenda for that meeting, to answer the board’s questions about the Reporting Persons’ desire to address matters of concern to shareholders. Filed herewith as Exhibit 99.7 is a response from the registrant dated October 23, 2020, rejecting Mr. Gunther’s request, ostensibly on the grounds that such a discussion without a nondisclosure agreement would result in a violation of Regulation FD. (The designated representatives had neither requested nor agreed to receive nonpublic information that would be governed by Regulation FD, and the Family Members believe that the unstated primary purpose of the nondisclosure agreement was to impose a lengthy and highly objectionable standstill agreement that would serve only to further entrench the registrant’s board and management at the shareholders’ expense.) The designated representatives’ response letter, dated December 3, 2020, is filed herewith as Exhibit 99.8.

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This exchange of letters is one of several similar exchanges that took place orally or in writing within the past 12 months. To contend that the registrant’s “[b]oard remains open to continuing those discussions,” at best mischaracterizes the board’s willingness to engage in a dialogue with the Reporting Persons. The shareholders’ concerns are perhaps best highlighted by the fact that, on November 20, 2020, the registrant announced that it had entered into amended and restated employment agreements with Chief Executive Officer Len Williams and Chief Financial Officer Mark Olson, each of which contained terms that were substantially more protective of management (and correspondingly more detrimental to the registrant) than similar arrangements that previously had been in effect. The Reporting Persons believe that the purpose of these arrangements was to expose the registrant to substantially greater financial obligations that would serve as a disincentive to further pressure from the Reporting Persons and that would decrease the likelihood of an unsolicited business combination, all to the detriment of the registrant’s stockholders and to the value of the registrant’s franchise.

The designated representatives’ January 27, 2021 letter follows up on two previous public communications from the Reporting Persons to the registrant’s board of directors. On January 14, 2021, the designated representatives sent a letter intended to reiterate to the Board certain concerns previously identified by the Reporting Persons, including increasingly serious apprehension about the effect of recent management decisions on the employees and customers of the Issuer’s wholly owned subsidiary, Altabank. In part as a result of these decisions and their attendant risks, and in part arising out of skepticism about management’s articulated growth strategy, the January 14 letter had recommended, among other things, that the Board conduct an objective evaluation of the strategic alternatives available to maximize the value of the Issuer to shareholders and other stakeholders.

On January 15, 2021, Reporting Person Paul R. Gunther tendered his resignation from the boards of directors of the registrant and Altabank.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the Shareholder Agreement, the Reporting Persons may from time to time communicate, directly and indirectly, with the Board, members of management, other shareholders and third parties, including advisors and prospective acquirors, regarding operational, strategic, financial and governance matters relating to the Issuer, or to otherwise work or propose to work with management, the Board, other shareholders, and potentially third parties, in each case with a view to maximizing shareholder value. In connection therewith, and subject to and in compliance with, Regulation 14A of the Securities Exchange Act of 1934, as amended, the Reporting Persons may communicate with one or more of the foregoing parties with respect to the composition of the board of directors of the Issuer and/or with respect to the Issuer’s charter, bylaws or instruments corresponding thereto, or regarding instruments or actions that may impede the acquisition of control of the Issuer by any person. Without limiting the generality of the foregoing, the Reporting Persons are filing, contemporaneously with this Amendment, definitive additional proxy soliciting materials (non-issuer) containing information substantially similar to that set forth in this Amendment. The Reporting Persons specifically reserve the right to communicate with other shareholders regarding the voting of shares for or in opposition to the election of one or more of the registrant’s directors and/or for or against one or more other proposals that might be considered at the registrant’s 2021 annual meeting of shareholders.

Except as otherwise described in this Statement, none of the Reporting Persons currently has any plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. However, as part of their ongoing evaluation of their investment and the Reporting Persons’ legacy of investment in and support for the Issuer as customers and employees, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters or make formal proposals to the Board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open markets, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

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Item 7. Material to be Filed as Exhibits

Exhibit		Description

99.1		Shareholder Agreement (including agreement regarding joint filing in accordance with Exchange Act Rule 13d-1(k)(1))*

99.2		Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated January 13, 2021*

99.3		Letter from Paul R. Gunther to Board of Directors of the Issuer dated January 15, 2021*

99.4		Form of Indemnification Agreement between the Issuer and each of Jonathan B. Gunther and Paul R. Gunther (incorporated herein by reference to Exhibit 10.7 of the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019)*

99.5		Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated January 27, 2021†

99.6		Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated October 6, 2020†

99.7		Letter from the Board of Directors of the Issuer to Dale O. Gunther and Blaine C. Gunther to Board dated October 23, 2020†

99.8		Letter from Dale O. Gunther and Blaine C. Gunther to Board of Directors of the Issuer dated December 3, 2020†

24.1		Form of Power of Attorney*

	* †	Previously Filed. Filed Herewith.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2021

DALE O. GUNTHER

/s/ Dale O. Gunther
Dale O. Gunther

DRG PARTNERS, LLC

/s/ Dale O. Gunther
Name:	Dale O. Gunther
Title:	Manager

THE RASPBERRY TRUST

/s/ Matthew O. Cleary
Name:	Matthew O. Cleary
Title:	Trustee

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GUNTHER LEGACY TRUST

/s/ Chantel Gunther
Name:	Chantel Gunther
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

/s/ Brett D. Christiansen
Name:	Brett D. Christiansen
Title:	Trustee

/s/ Holli Gunther
Name:	Holli Gunther
Title:	Trustee

/s/ Christian Gunther
Name:	Christian Gunther
Title:	Trustee

/s/ Orrin Porter Rockwell
Name:	Orrin Porter Rockwell
Title:	Trustee

/s/ Ryan Thompson
Name:	Ryan Thompson
Title:	Trustee

RUSSEL GUNTHER

/s/ Russel Gunther
Russel Gunther

JACOB GUNTHER

/s/ Jacob Gunther
Jacob Gunther

HUDSON GUNTHER

/s/ Hudson Gunther
Hudson Gunther

KIMBALL GUNTHER

/s/ Kimball Gunther
Kimball Gunther

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THE MARY G. MILLER REVOCABLE TRUST

/s/ Mary G. Miller
Name:	Mary G. Miller
Title:	Trustee

/s/ W. Bruce Miller
Name:	W. Bruce Miller
Title:	Trustee

DEREK GUNTHER MILLER

/s/ Derek Gunther Miller
Derek Gunther Miller

THE BRETT AND SUSAN CHRISTIANSEN FAMILY TRUST

/s/ Brett David Christiansen
Name: Brett David Christiansen
Title:	Trustee

/s/ Susan Gunther Christiansen
Name:	Susan Gunther Christiansen
Title:	Trustee

CHRISTOPHER BRETT CHRISTIANSEN

/s/ Christopher Brett Christiansen
Christopher Brett Christiansen

BRUCE O. GUNTHER

/s/ Bruce O. Gunther
Bruce O. Gunther

JULIA MARIE ROCKWELL

/s/ Julia Marie Rockwell
Julia Marie Rockwell

RUTH ANN GUNTHER THOMPSON

/s/ Ruth Ann Gunther Thompson
Ruth Ann Gunther Thompson

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THE PAUL GUNTHER FAMILY LLC

/s/ Paul Gunther
Name:	Paul Gunther
Title:	Managing Member

/s/ Lynda C. Gunther
Name:	Lynda C. Gunther
Title:	Managing Member

JANELLE GUNTHER

/s/ Janelle Gunther
Janelle Gunther

JORDAN GUNTHER

/s/ Jordan Gunther
Jordan Gunther

JENESSA GUNTHER

/s/ Jenessa Gunther
Jenessa Gunther

JILENNE GUNTHER

/s/ Jilenne Gunther
Jilenne Gunther

JUSTUS ROBERT GUNTHER

/s/ Justus Robert Gunther
Justus Robert Gunther

JESSE OMEGA GUNTHER

/s/ Jesse Omega Gunther
Jesse Omega Gunther

JANSEN ORVILLE GUNTHER

/s/ Jansen Orville Gunther
Jansen Orville Gunther

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JULIA KELSEY GUNTHER

/s/ Julia Kelsey Gunther
Julia Kelsey Gunther

THE PAUL AND MIRIAM THOMAS FAMILY LLC

/s/ Paul Y. Thomas
Name:	Paul Y. Thomas
Title:	Managing Member

/s/ Miriam G. Thomas
Name:	Miriam G. Thomas
Title:	Managing Member

HETS, LLC

/s/ Eric Neal Sabourin
Name:	Eric Neal Sabourin
Title:	Manager

/s/ Heather Thomas-Sabourin
Name:	Heather Thomas-Sabourin
Title:	Manager

BLAINE GUNTHER INVESTMENTS, L.C.

/s/ Blaine C. Gunther
Name:	Blaine C. Gunther
Title:	Member

/s/ Linda Gunther
Name:	Linda Gunther
Title:	Member

/s/ Kristin Gunther Howard
Name:	Kristin Gunther Howard
Title:	Member

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blain Gunther
Title:	Member

/s/ Anne Marie Gunther
Name:	Anne Marie Gunther
Title:	Member

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THE JOHN W. HOWARD II AND KRISTIN G. HOWARD TRUST FBO HOWARD FAMILY TRUST U/A JAN. 3, 2002

/s/ John W. Howard II
Name:	John W. Howard II
Title:	Trustee

/s/ Kristin G. Howard
Name:	Kristin G. Howard
Title:	Trustee

JONATHAN BLAINE GUNTHER

/s/ Jonathan Blaine Gunther
Jonathan Blaine Gunther

THE LIVING TRUST OF JONATHAN BLAINE GUNTHER AND LISA PETERSEN GUNTHER

/s/ Jonathan Blaine Gunther
Name:	Jonathan Blaine Gunther
Title:	Trustee

/s/ Lisa Petersen Gunther
Name:	Lisa Petersen Gunther
Title:	Trustee

ANNE MARIE GUNTHER

/s/ Anne Marie Gunther
Anne Marie Gunther

GUNTHER HOLDING COMPANY L.C.

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Manager

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THE GUNTHER FAMILY TRUST

/s/ Dean Gunther
Name:	Dean Gunther
Title:	Trustee

/s/ Deana Gunther
Name:	Deana Gunther
Title:	Trustee

DEBRA GUNTHER HOLLEY

/s/ Debra Gunther Holley
Debra Gunther Holley

STEPHEN H. HOLLEY

/s/ Stephen H. Holley
Stephen H. Holley

RUPRECHT & CO., L.L.C.

/s/ Stephen H. Holley
Name:	Stephen H. Holley
Title:	Member-Manager

/s/ Debra Gunther Holley
Name:	Debra Gunther Holley
Title:	Member-Manager

THE NEWBOLD FAMILY TRUST

/s/ Jace Tyler Newbold
Name:	Jace Tyler Newbold
Title:	Trustee

/s/ Rebecca Holley Newbold
Name:	Rebecca Holley Newbold
Title:	Trustee

STEPHEN MARK HOLLEY

/s/ Stephen Mark Holley
Stephen Mark Holley

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BENJAMIN HOLLEY

/s/ Benjamin Holley
Benjamin Holley

ANDREA HOLLEY

/s/ Andrea Holley
Andrea Holley

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